Boston    Brussels    Chicago    Düsseldorf    Houston     London    Los Angeles    Miami    Milan

Munich    New York    Orange County    Rome    San Diego    Silicon Valley    Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Thomas P. Conaghan Attorney at Law tconaghan@mwe.com +1 202 756 8161

June 29, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan, Assistant Director

Re:	AG Mortgage Investment Trust, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed June 22, 2011
File No. 333-172656

Dear Mr. McTiernan:

On behalf of AG Mortgage Investment Trust, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 28, 2011 (the “Comment Letter”) relating to Amendment No. 5 to the Registration Statement on Form S-11 filed by the Company on June 22, 2011 (File No. 333-172656). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

General

1. We note that, concurrently with the initial public offering of 3,750,000 shares of your common stock, you will also offer 3,205,000 units (each unit consisting of one private placement share and one private placement warrant) in a private placement. Please provide us with a detailed analysis of why the offering of the private placement units should not be integrated with the initial public offering. Please refer to Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.25. To the extent any investors in the private placement will not be institutional accredited investors, please address in your analysis whether such investors were solicited as investors in the initial public offering.

Company Response:

As disclosed, concurrently with this offering, the Company will complete a private placement of 3,205,000 units, with each unit comprised of one share of the Company’s common stock and a warrant to purchase 0.5 of a share of the Company’s common stock, for $20.00 per unit (the “Unit Private Placement”). The Unit Private Placement was marketed and sold under Rule 506

Michael McTiernan

June 29, 2011

of Regulation D promulgated under the Securities Act of 1933, as amended (“Regulation D”) only to “accredited investors” as defined under Rule 501 of Regulation D. These “accredited investors” included both institutional accredited investors and non-institutional accredited investors (including the Company’s four independent director nominees).

The Company believes that, in accordance with the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (“Release No. 33-8828”), as subsequently confirmed by the staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 (the “CDI”), the Unit Private Placement should not be integrated with the public offering that is the subject of the Registration Statement.

The Commission’s guidance in Release No. 33-8828 sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. In Release No. 33-8828, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Specifically, Release No. 33-8828 provides that:

The determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as

Michael McTiernan

June 29, 2011

through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Securities Act Release No. 33-8828, pp. 54-56.

The interpretive guidance provided in Release No. 33-8828 was subsequently confirmed by the staff in the CDI, which made it clear that such guidance applies to private placements under Rule 506 of Regulation D as well as private placements under Section 4(2) under the Securities Act.

In the CDI, the Staff confirmed that, under appropriate circumstances, there can be a side-by-side private offering, under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor, with a registered public offering without having to limit the private offering to qualified institutional accredited investors, as under the Black Box Incorporation (June 26, 1990) and Squadron, Ellenoff (February 28, 1992) no-action letters issued by the Division of Corporation Finance, or to a company’s key officers and directors, as under the “Macy’s” position.

Based on the guidance set forth in Release No. 33-8828, the Company believes that the Rule 506 exemption is available for its Unit Private Placement.

The units and common stock, respectively, to be sold in the Unit Private Placement were not, and will not be, offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with each of the investors in the Unit Private Placement, and each was directly contacted by the Company outside of the public offering effort. Specifically, the investors in the Unit Private Placement consist exclusively of (i) private institutional and non-institutional accredited investors that are current or former investors in Angelo, Gordon-sponsored private equity funds and (ii) the Company’s independent director nominees. It is through the Company’s substantive, pre-existing relationship with these investors, and not through the Registration Statement, that such investors became interested in participating in the Unit Private Placement.

Further, the Company affirms that, and the investors in the Unit Private Placement will make representations in the subscription documents for the Unit Private Placement, each of the investors in the private placement (i) was not identified or contacted through the marketing of the public offering and (ii) did not independently contact the Company as a result of the Registration Statement. Accordingly, the Company did not identify or contact any of these investors through a general solicitation by means of the Registration Statement or otherwise.

Because these investors are all “accredited investors” as defined by Rule 501 of Regulation D, and because, as a result of their substantive, pre-existing relationship with the Company, these

Michael McTiernan

June 29, 2011

investors were contacted directly by the Company regarding the Unit Private Placement outside of the public offering effort and not by means of the Registration Statement, the Company believes that the Unit Private Placement is exempt under Rule 506 of Regulation D and should not be integrated with the Company’s public offering.

Underwriting, page 170

2. Please revise your disclosure to identify each underwriter that has had an investment or commercial banking relationship with the advisor and its affiliates and briefly describe the nature of the relationships.

Company Response:

In response to the Staff’s comment, the Company has deleted the previous disclosure and has revised its prospectus on page 173 to include the following disclosure:

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, and other commercial banking and financial advisory services in the ordinary course of business with us and our affiliates for which they received customary compensation. Deutsche Bank Securities Inc., SMBC Nikko Capital Markets Limited and an affiliate of The PrinceRidge Group LLC regularly provide lending facilities (repurchase transactions and warehouse facilities) to Angelo, Gordon, its affiliates and certain of its private funds and Deutsche Bank Securities Inc. is currently acting and has in the past acted as hedging counterparty for some of Angelo, Gordon’s affiliates and private funds. They have received, or may in the future receive, customary fees and commissions for these transactions. As of the date of this prospectus, we had no obligations under repurchase agreements outstanding with any of the underwriters. However, we may from time to time enter into repurchase agreements and similar financing arrangements relating to certain mortgage-backed securities with certain of the underwriters upon the completion of this offering and the concurrent private placement.

Item 33. Recent Sales of unregistered securities, page II-1

3. Please revise this section to provide the disclosure required by Item 701(d) of Regulation S-K.

Michael McTiernan

June 29, 2011

Company Response:

In response to the Staff’s comment, the Company has revised its Part II, Item 33 disclosure on page II-1 to state that the issuance of units in the Unit Private Placement to certain former and current investors in other Angelo, Gordon-sponsored private equity funds and to the Company’s independent director nominees will be exempt from the requirements of the Securities Act pursuant to Regulation D promulgated under the Securities Act, and the issuance of common stock to the Company’s affiliates (AG Funds, L.P., Jonathan Lieberman and David Roberts) will be exempt from the requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. In compliance with the requirements of Regulation S-K, Item 701(d), the Company has also provided in such revised disclosure a brief statement of the facts relied upon to make such exemptions available.

Note 3 – Significant Accounting Policies

Underwriting Commissions and Offering Costs, page F-4

4. You disclose that pursuant to the terms of your expected agreements with your manager and the underwriters, you will pay the underwriting discount to each if your earnings over a period of time exceed a predefined threshold. You also disclose on page F-5 that no underwriting discount will be borne by you. Please clarify and revise your disclosures throughout the filing to properly reflect, if true, that you may be required to refund the underwriting discount if certain earnings thresholds are met.

Company Response:

In response to the Staff’s comment, the Company has revised Footnote 3 to the Company’s audited financial statements to remove references to the Company paying any underwriting discounts, pursuant to any deferral arrangements or otherwise, so that the disclosure in Footnote 3 is consistent with the remaining disclosure in the prospectus.

If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.

Very truly yours,

/s/ Thomas P. Conaghan
Thomas P. Conaghan

Enclosures

cc:	Forest Wolfe

Stephen Older